                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 13

                    Under the Securities Exchange Act of 1934


                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   206814 10 5
                                   -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300

                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                NOVEMBER 9, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 12 pages)

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   MARC H. KOZBERG
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    153,560

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    153,560

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             153,560
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.6%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)  MARVIN W. GOLDSTEIN
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                (a)     X
                                                          ---------------------
                                                             (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   348,500

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   348,500

     (10) Shared dispositive power........................   -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            348,500
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.8%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only) DR. DEMETRE NICOLOFF
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                               (a)     X
                                                          ---------------------
                                                            (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                      PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................  402,278

     (8) Shared voting power..............................  -0-

     (9) Sole dispositive power...........................  402,278

     (10) Shared dispositive power........................  -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                           402,278
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...  1.6%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........  IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   EDWARD S. ADAMS
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    29,700

     (8) Shared voting power..............................    601,400

     (9) Sole dispositive power...........................    29,700

     (10) Shared dispositive power........................    601,400
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             631,100
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.5%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   TIMOTHY R. DUOOS
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    601,400

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    601,400
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       601,400
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.4%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons............................ VIRTUALFUND.COM, INC.
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1612861
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    MN
-------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    601,400

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    601,400

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       601,400
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.4%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons............................    NICOLOFF PROPERTIES PARTNERSHIP
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1422867
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    MN
-------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    121,400

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    121,400

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       121,400
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.5%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   ARDELLE NICOLOFF
(entities only)...........................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    121,400

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    121,400

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       121,400
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.5%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   CHARLES BARRY
(entities only)...........................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    100,000

     (8) Shared voting power..............................    935,360

     (9) Sole dispositive power...........................    100,000

     (10) Shared dispositive power........................    935,360
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       1,035,360
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    4.0%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   MELANIE BARRY
(entities only)...........................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    793,200

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    793,200
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       793,200
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    3.1%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   CHARMEL LIMITED PARTNERSHIP
(entities only)...........................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    NV
-------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    793,200

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    793,200

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting
person.                                                       793,200
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    3.1%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   ROBERT C. KLAS, SR.
(entities only)...........................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X
                                                          ---------------------
                                                              (b)
-------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    461,827

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    461,827

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             461,827
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    1.4%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-------------------------------------------------------------------------------

INTRODUCTION

         The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the "Issuer") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000,
March 28, 2001, April 26, 2001 and June 6, 2001. This filing is the thirteenth amendment to the original Schedule 13D filing.

         The Holder's responses to Items 1, 3, and 6 remain unchanged, and the Holder's hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that
(i) James A. Potter, Susan N. Potter and G. James Spinner have left the filing group and (ii) Nicoloff Properties Partnership, VirtualFund.com, Inc., Ardelle Nicoloff, Edward S. Adams and Timothy R. Duoos have joined the filing group, and
(iii) except as indicated below, the address for all group members has changed to c/o Equity Securities Investment, Inc., 701 Xenia Avenue South, Suite 130, Golden Valley, MN 55416.

         1.       Marc H. Kozberg, President, Equity Investment Advisors
         2.       Dr. Demetre Nicoloff
         3. Robert H. Paymar-c/o Dougherty Financial Group LLC 90 S 7th St. Suite 4400, Minneapolis, MN 55402
         4.       The Temple Company, L.L.P.
         5.       Charmel Limited Partnership
         6.       Charmel Enterprises, Inc.
         7.       Richard Fitzgerald
         8.       Charles Barry
         9.       Melanie Barry
         10.      Marvin W. Goldstein
         11.      Robert C. Klas, Sr.
         12.      Nicoloff Properties Partnership, 1492 Hunter Drive, Wayzata,
                  MN 55391
         13.      VirtualFund.com, Inc., 6462 City West Parkway, Eden Prairie,
                  MN 55344
         14.      Ardelle Nicoloff-Homemaker
         15. Edward S. Adams-Mr. Adams is Professor of Law, University of Minnesota Law School, a principal of Equity Securities Investment, Inc. and a director of VirtualFund.com, Inc.
         16. Timothy R. Duoos-Mr. Duoos is a self-employed business consultant and a director of VirtualFund.com, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

         In addition to the Holders' prior disclosures in Item 4 to their original Schedule 13D and prior amendments thereto, Mr. Marc H. Kozberg has requested additional representation on the Issuer's board of directors for the Holders. Despite this request, the Holders continue to have confidence in the management of the Issuer and have no plan or proposal to effect any changes in the management of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of November 9, 2001 by each of the Holders is set forth below:

                                   Number of Shares       Percentage of
         Name                      of Common Stock      Outstanding Shares
         ----                      ----------------     ------------------
Marc H. Kozberg                        153,560                 0.6%
Dr. Demetre Nicoloff                   402,278                 1.6%
Robert H. Paymar                       172,904                 0.7%
The Temple Company, L.L.P.             142,160                 0.6%
Charmel Limited Partnership            793,200                 3.1%
Charmel Enterprises, Inc. (2)          793,200                 3.1%
Richard Fitzgerald (1)                 142,160                 0.6%
Charles Barry (1)(2)(6)              1,035,360                 4.0%
Melanie Barry (2)                      793,200                 3.1%
Marvin W. Goldstein (5)                348,500                 0.8%
Robert C. Klas, Sr.                    461,827                 1.4%
Nicoloff Properties Partnership        121,400                 0.5%
VirtualFund.com, Inc.                  601,400                 2.4%
Ardelle Nicoloff (3)                   121,400                 0.5%
Edward S. Adams (4)                    631,100                 2.5%
Timothy R. Duoos (4)                   601,400                 2.4%

(1)      Includes 142,160 shares of Common Stock owned by The Temple Company,
         L.L.P.
(2)      Includes 793,200 shares of Common Stock owned by Charmel Limited
         Partnership
(3) Includes 121,400 shares of Common Stock owned by Nicoloff Properties Partnership, over which Ms. Nicoloff exercises voting and dispositive control.
(4) Includes 601,400 share of Common Stock owned by VirtualFund.com, Inc., over which Messrs. Adams and Duoos exercise voting and dispositive control.
(5) Includes 2,000 shares of Common Stock held in custodial accounts for which Mr. Goldstein is the custodian.
(6) Includes 100,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

         The Holders' responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-K filing with the SEC, the Issuer had 25,586,133 shares of Common Stock outstanding as of July 24, 2001. The Holders, as of November 9, 2001, collectively own 3,326,929 shares of the Issuer's Common Stock, constituting approximately 13.0% of the Issuer's outstanding voting Common Stock.

         The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

                                            TYPE OF       NUMBER OF    PRICE/
          NAME                DATE        TRANSACTION      SHARES      SHARE
          ----                ----        -----------     ---------    ------
Marvin Goldstein            06/18/01          Buy          20,000      1.15
Charles Barry (2)           09/06/01          Buy          60,000      1.5916
Charles Barry (2)           09/07/01          Buy          25,500      1.5843
Charles Barry (2)           09/10/01          Buy           4,500      1.60
Charles Barry (2)           09/17/01          Buy          10,000      1.61
Dr. Demetre Nicoloff        10/31/01          Buy           1,800      1.72
Marc H. Kozberg             11/01/01      Received (1)      3,560      N/A(1)
Robert C. Klas, Sr.         11/06/01          Buy          20,800      1.6474
Robert C. Klas, Sr.         11/07/01          Buy           1,900      1.65

(1) Received as compensation for serving on the Board of Directors of the Issuer.
(2) Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: November 13, 2001



         /s/ Marc H. Kozberg                   /s/ Richard Fizgerald
--------------------------------       ---------------------------------
Marc H. Kozberg                        Richard Fitzgerald

         /s/ Demetre Nicoloff                  /s/ Charles Barry
--------------------------------       ---------------------------------
Dr. Demetre Nicoloff                   Charles Barry

         /s/ Edward S. Adams                   /s/ Melanie Barry
--------------------------------       ---------------------------------
Edward S. Adams                        Melanie Barry

         /s/ Robert H. Paymar                  /s/ Marvin W. Goldstein
--------------------------------       ---------------------------------
Robert H. Paymar                       Marvin W. Goldstein

         /s/ Timothy R. Duoos                  /s/ Robert C. Klas, Sr.
--------------------------------       ---------------------------------
Timothy R. Duoos                       Robert C. Klas, Sr.

         /s/ Ardelle Nicoloff          NICOLOFF PROPERTIES PARTNERSHIP
--------------------------------
Ardelle Nicoloff
                                       By:     /s/ Ardelle Nicoloff
THE TEMPLE COMPANY, L.L.P.             ---------------------------------
                                       Ardelle Nicoloff, general partner

By:      /s/ Charles Barry
--------------------------------
         Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:      Charmel Enterprises, Inc.

         By:   /s/ Charles Barry
--------------------------------
        Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:      /s/ Charles Barry
--------------------------------
         Charles Barry, President